Alliance World Dollar Government Fund II, Inc.	Exhibit 77C
811-7732


77C - Matters submitted to a vote of security holders


A Special Meeting of Shareholders of Alliance World Dollar
Government Fund II, Inc. ("AWDGF II") was held on March 25, 2004.
A description of each proposal and number of shares voted at the meeting are as follows:



					Shares		Shares
					Voted For		Withheld





To elect four Directors
of AWDGF II for a term
of two or three years
and until his or her
successor is duly
elected and qualifies.

David H. Dievler			61,246,532		1,002,272

Clifford L. Michel		61,305,733		943,071

Donald J. Robinson		61,263,991		984,813

Marc O. Mayer			61,235,167		1,013,637